Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(In millions, except ratios)	2012	2013	2014	2015	2016
Earnings:
Pre-tax income from continuing operations	$14,469	$15,899	$17,259	$19,651	$24,150
Add:
Fixed charges	233	258	307	349	423
Pre-tax income from continuing operations plus fixed charges	$14,702	$16,157	$17,566	$20,000	$24,573
Fixed charges:
Interest expense and amortization of capitalized expenses related to indebtedness	$84	$83	$101	$104	$124
Estimated interest component included in rent expense	149	175	206	245	299
Total fixed charges	$233	$258	$307	$349	$423
Ratio of earnings to fixed charges	63	63	57	57	58